UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*
                                              ---


                               FFY Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    302 42U
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP NO.

1     NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)

      FFY Financial Corp. Employee Stock Ownership and 401(k) Plan IRS I.D. No. 34-1735753

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                             (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      The Plan trust was formed under the laws of the State of Ohio.


NUMBER OF      5     SOLE VOTING POWER
SHARES               529,226
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 457,775
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     987,001

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      987,001

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.4%

12    TYPE OF REPORTING PERSON

      EP



                                Page 2 of 8 Pages

CUSIP NO.

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON


      First Bankers Trust Company, N.A.
      IRS I.D. No. 37-0622729

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                            (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States


NUMBER OF      5     SOLE VOTING POWER
SHARES               529,226
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 457,775
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     987,001

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      987,001

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.4%

12    TYPE OF REPORTING PERSON*

      BK


                                Page 3 of 8 Pages

ITEM 1(a)   Name of Issuer:
            --------------

            FFY Financial Corp. (the "Corporation")

ITEM 1(b)   Address of Issuer's Principal Executive Officers:
            -------------------------------------------------

            724 Boardman-Poland Road
            Youngstown, Ohio 44512

ITEM 2(a)   Names of Persons Filing:
            ------------------------

            FFY Financial Corp. Employee Stock Ownership and 401(k) Plan (the "KSOP").

            First Bankers Trust Company, N.A. (the "Trustee"), the trustee of the KSOP. The Trustee may also be deemed to beneficially own the shares held by the KSOP.

ITEM 2(b)   Address of Principal Business Office:
            -------------------------------------

            The business address of the KSOP is:

            c/o FFY Financial Corp.
            724 Boardman-Poland Road
            Youngstown, Ohio 44512

            The business address of the Trustee is:

            First Bankers Trust Co., N.A.
            Broadway at 12th Street
            Quincy, Illinois 62301-3566

ITEM 2(c)   Citizenship:
            ------------

            The KSOP trust was formed under the laws of the State of Ohio. The Trustee is a national bank organized under the laws of the United States.

ITEM 2(d)   Title of Class of Securities:
            -----------------------------

            Common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e)   CUSIP Number:


ITEM 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

      (a)   [ ]  Broker  or  dealer  registered   under section  15  of the  Act
                 (15 U.S.C. 78o);
      (b)   [ ]  Bank  as  defined  in  section  3(a)(6)  of  the Act (15 U.S.C.
                 78c);
      (c)   [ ]  Insurance  company  as  defined in section  3(a)(19) of the Act
                 (15 U.S.C. 78c);
      (d)   [ ]  Investment  company   registered   under  section  8   of   the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e)   [ ]  An   investment    adviser   in    accordance    with   Section
                 240.13d-1(b)(1)(ii)(E);
      (f)   [X]  An  employee  benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);
      (g)   [ ]  A parent  holding  company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);
      (h)   [ ]  A  savings  association  as  defined  in  Section  3(b) of  the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)   [ ]  A  church  plan  that is  excluded  from the  definition  of an investment company  under  section  3(c)(14) of the  Investment
                 Company Act of 1940 (15 U.S.C. 80a-3)
      (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                Page 4 of 8 Pages

ITEM 4    Ownership:
          ----------

          The KSOP holds an aggregate of 987,001 shares of Common Stock (14.4% of the outstanding shares). Of the 987,001 shares held, the KSOP has sole voting power with respect to 529,226 of such shares and sole dispositive power with respect to all 987,001 of such shares. The KSOP has shared voting power with the KSOP participants with respect to the 457,775 shares which have been allocated and contributed to participant ESOP and 401(k) matching accounts.

          The Trustee may be deemed to beneficially own the 987,001 shares held by the KSOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the KSOP, the Trustee does not beneficially own any shares of Common Stock.

          Pursuant to the KSOP, participants in the KSOP are entitled to instruct the Trustee as to the voting of the shares allocated and contributed to their ESOP and 401(k) matching accounts. The Trustee is required to vote the shares held by the KSOP which have not been allocated or contributed to specific accounts on each issue with respect to which shareholders are entitled to vote in the same manner that the Trustee is directed to vote by a majority of the plan participants who directed the Trustee as to the manner of voting the shares allocated to their ESOP accounts.

ITEM 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Not Applicable.

ITEM 6.   Ownership of More Than Five Percent on Behalf of
          ------------------------------------------------
          Another Person:
          ---------------

          Not Applicable.


                                Page 5 of 8 Pages

ITEM 7    Identification and Classification of the Subsidiary
          ----------------------------------------------------
          Which Acquired the Security Being Reported on by the
          ----------------------------------------------------
          Parent Holding Company:
          -----------------------

          Not Applicable.

ITEM 8    Identification and Classification of Members of the
          ----------------------------------------------------
          Group:
          ------

          Not Applicable.

ITEM 9    Notice of Dissolution of Group:
          -------------------------------

          Not Applicable.

ITEM 10   Certification
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                Page 6 of 8 Pages

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             FFY FINANCIAL CORP.
Date: November 1, 1999       EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
      ----------------


                             By:/s/ Carmen Walch
                                -------------------------------
                                First Bankers Trust Company,
                                N.A., as Trustee

                                Name:  Carmen Walch
                                Title: Trust Officer

Date: November 1, 1999       FIRST BANKERS TRUST COMPANY, N.A.
      ----------------


                             By:/s/ Deborah J. Staff
                                -------------------------------
                                Name:  Deborah J. Staff
                                Title: Administrative Assistant


                                Page 7 of 8 Pages